

November 20, 2014

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: H. Roger Schwall, Assistant Director

Re: **RenovaCare, Inc.**
 Amendment No. 1 Registration Statement on Form S-1
 Filed October 20, 2014
 File No. 333-198600

Dear Mr. Schwall,

We serve as counsel to RenovaCare, Inc. (the "**Company**") in connection with the preparation of the above referenced Registration Statement on Form S-1 (the "**Registration Statement**"). On behalf of the Company, please find the following response to the comment letter dated November 7, 2014. For ease of reference we have reproduced the comments below in bold, followed by our response.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 5

Description of Business, page 5

Comment:

1. Please provide us with a copy of the publication "Sprayed Cultured Epithelial Autografts for Deep Dermal Burns of the Face and Neck" that you reference on page 6.

Response:

We have included a copy of the publication as an attachment to this correspondence.

Risk Factors, page 9

We have entered into a registration rights agreement...., page 21

Comment

2. We note your revised disclosure that the registration statement of which this prospectus is a part was timely filed and no additional shares must be issued to Kalen Capital Corporation at this time. However, it appears that the registration statement was not filed within the time provided in the registration rights agreement with Kalen Capital Corporation, dated November 29, 2013. Please file any amendments to such agreement, or tell us why you do not believe that such filing is required. Refer to Item 601(b)(10) of Regulation S-K.

Response:

On May 15, 2014, Kalen Capital Corporation sent the Company an email correspondence with an attached letter in which it informed the Company that it had extended the Initial Filing Date to September 15, 2014; a copy of the letter has been included as an exhibit to the Registration Statement.

Exhibit 5.1

Comment:

3. We note your response to comment 16 in our letter dated October 2, 2014 that you believe counsel's assumption as to "the due authority of the parties signing such documents" is appropriate. However, it is not apparent from the text of the opinion whether counsel is assuming that the registrant has taken all corporate actions necessary to authorize the issuance of the securities. As a result, we reissue prior comment 16.

Response:

Section II.3.a. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* states that "counsel should *not* assume that the registrant...has taken all corporate actions necessary to authorize the issuance of the securities." Our opinion clearly states that we are of the opinion that each of the registered securities has been duly authorized by the registrant; we have not assumed this fact away as it is inconsistent with the Staff's guidance. The purportedly offending language was an assumption regarding the due authority of the parties signing the documents, not the authorization to issue the securities.

As we noted in our previous response, this language, or substantially similar language, has been used by numerous law firms in their legal opinions and the Staff has declared such registration statements effective. We understand that this fact alone is not dispositive as the Staff does not review every registration statement, however, there appears to be a disparity between the opinions that the Staff is willing to accept from larger firms and those it is willing to accept from smaller firms. In order to expedite the review and effectiveness of the Registration Statement we have revised our opinion by removing the language as requested.

In addition to the above changes we have updated the Registration Statement with the Company's financial information for the quarter ended September 30, 2014.

Should you wish to further discuss this matter further please don't hesitate to contact me at (212) 246-3030.

Sincerely,

/s/ Elishama Rudolph
Elishama Rudolph